Investor Presentation
November 2009
Mead Johnson Nutrition Company
Investor Road Show Presentation
Filed by Mead Johnson Nutrition Company
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Bristol-Myers Squibb Company
Subject Company’s Commission File No.: 1-1136

Certain statements in this presentation about the company’s future plans and prospects, including statements about our financial position, business strategy and research pipeline, are forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995.  These forward-looking statements, as well as others identified by such words as
“anticipates,” “expects,” “intends” and “believes,” involve certain risks and uncertainties that may cause actual results to differ materially from expectations as of the date of this presentation. These risks include, but are not limited to: (1) the ability to sustain brand strength, particularly the Enfa family of brands; (2) the effect on the company’s reputation of real or perceived quality issues; (3) the adverse effect of commodity price increases; (4) increased competition from branded, private label, store and economy-branded products; (5) the effect of an economic downturn on consumers’ purchasing behavior and customers’ ability to pay for product; (6) inventory reductions by customers; (7) the adverse effect of changes in foreign currency exchange rates; (8) the possibility of changes in the Women, Infant and Children (WIC) program, or increases in levels of participation in WIC; and (9) the ability to develop and market new, innovative products.  In addition, there can be no guarantee that the exchange offer being made by Bristol-Myers Squibb Company (“BMS”) that is referred to in this presentation will be completed, or if it is completed, that it will close within the anticipated time period.  For additional information on these and other factors, see the risk factors identified in the company’s periodic reports, including the annual report on Form 10-K for 2008, quarterly reports on Form 10-Q and current reports on Form 8-K, filed or furnished to the SEC, and the Registration Statement on Form S-4 that the company filed in connection with the exchange offer, all of which are available upon request or at
www.meadjohnson.com.  The company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise.
This presentation contains adjusted non-GAAP financial measures, including non-GAAP net sales and EBIT, adjusted for factors that affect comparability due primarily to the impact of the company’s IPO.  The items included in GAAP measures, but excluded for the purpose of determining non-GAAP net sales and EBIT, are the impact of operating model adjustments, a gain on sale of an intangible asset, a favorable patent settlement and specified IPO and other costs.  Non-GAAP net sales and EBIT adjusting for these items is an indication of the company’s underlying operating results and intended to enhance an investor’s overall understanding of the company’s financial performance.  In addition, this information is among the primary indicators the company uses as a basis for evaluating company performance, setting incentive compensation targets and planning and forecasting of future periods. This information is not intended to be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP. Tables that reconcile GAAP to non-GAAP disclosure are included in the Appendix.
The terms and conditions of the exchange offer being made by BMS are more fully described in the registration statement filed by Mead Johnson with the SEC and a Schedule TO
                                                                                                   None of BMS, Mead Johnson or any of their respective directors or officers or any dealer manager appointed with respect to the exchange offer makes any recommendation as to whether investors should participate in the exchange offer.  Investors can obtain a free copy of the prospectus and other related documents filed with the SEC by BMS and Mead Johnson at the SEC’s web site at www.sec.gov, and those documents may also be obtained for free, as applicable, from BMS at www.bms.com or Mead Johnson at www.meadjohnson.com.
The numbers used in this presentation have been subject to rounding.
Forward-Looking Statements
Factors Affecting Comparability—Adjusted Non-GAAP Financial Measures
Additional Information
                                              The prospectus, which is included in the registration statement, contains important information about BMS, Mead Johnson, the exchange offer and related matters.  Investors and security holders are urged to read carefully and in its entirety the prospectus and any other relevant documents filed with the SEC before making any investment decision.
Safe Harbor Statement
filed by BMS with the SEC.

The Exchange Offer
Issuer: Mead Johnson Nutrition Company (“MJN” or
“Mead Johnson”)
Offer to Exchange: Up to 170.0 million shares of MJN Class A common stock for outstanding shares of Bristol-
Myers Squibb Company (“BMS”) common stock
Exchange Ratio: Upper limit of 0.6027 shares of MJN per share of
BMS
Averaging Period: Expected December 8, 9 and 10, 2009
Expiration: Expected December 14, 2009 at 12:00 midnight
New York City time
Exchange / Ticker: NYSE / MJN
Dealer Managers: Citi, Goldman Sachs, Morgan Stanley
Minimum Condition: 144.5 million shares of MJN

4 Presenters Steve Golsby President and Chief Executive Officer Pete Leemputte Senior Vice President and Chief Financial Officer

5 LBS NET
(2.27 KG)
MEAD'S
DEXTRI-MALTOSE
A product consisting of maltose and dextrins, resulting from the enzymic action of barley malt on corn flour.
WITH
SODIUM CHLORIDE 2%
D
No 1
M
MEAD JOHNSON & CO.
EVANSVILLE, IND., U. S. A.

Edward Mead Johnson, Sr.,
with his son, Ted
1 clinically supported infant
feeding product in the U.S.
(1911)
Mead Johnson Heritage and Focus
Our Mission
to create nutritional brands and products
trusted to give infants and children the
best start in life
st

A global leader in pediatric nutrition
1
2
3
4
5
INFANT NUTRITION (0–12 MONTHS)
Rank
Abbott
Nestl
Danone
Wyeth
Company
CHILDREN’S NUTRITION (>12 MONTHS)
1
2
3
4
5
Rank
Nestl
Danone
Abbott
Wyeth
Company
Source:  Annual AC Nielsen Value Share (USD), 2008, which excludes Wal-Mart and other non-tracked channels.
Note:  Global leadership based on markets in which Mead Johnson competes.
Mead Johnson Today
Our Vision
to be the world’s premier pediatric
nutrition company

GROWTH INDUSTRY
LEADING BRANDS
Mead Johnson Nutrition
Formula for Growth
FINANCIAL PERFORMANCE
GLOBAL REACH
Shareholder Value Creation
EXPERIENCED LEADERSHIP
INNOVATION PIPELINE
QUALITY & PRODUCTIVITY
Mead Johnson Nutrition

7 Mead Johnson Formula for Growth

$0
$10
$20
$30
$40
2004 2009E 2014E
Attractive Growth Industry
Global industry sales
Source:  ERC Infant Children’s Sales by Country, September 2009.
Asia leading industry growth
$14.0
$23.1
$32.2
Total
Change in Market Size
2009E – 2014E
100% $9.1
% of Total
$ Growth $BN
Asia
Latin America
North America
Europe
Other
$5.2 57%
12%
14%
12%
5%
$1.1
$1.2
$1.1
$0.5

Growth Driven by Strong Fundamentals
Consumers value the
nutritional benefits
of premium products
Role of early nutrition in
lifelong health
More women
in the workforce
Increasing
middle-class births in
emerging countries

Mead Johnson Nutrition

Enfamil

Nutramigen

Khasiat 100%
Dengan 3 hidangan makanan seharian
SUSTAGEN
ALACTA
100
Lactum

Iconic Global Brands
Complete nutrition for 100% peace of mind
Recommended by pediatricians and
trusted by moms to nourish every infant’s
and child’s potential
Creating superior, innovative, science-
based nutritional products trusted to give
infants and children the best start in life for
more than 100 years
Providing superior nutritional solutions for
babies with severe cow’s milk protein
allergies

EnfaMama

Enfalac
A+
1

Enfapro
A+
2

Enfagrow
3

Enfakid
A+
4

A+
5

11 The Enfa Brand Architecture Prenatal to school age

Enfamil
RestFull
Enfalac A+
Enfamil
PREMIUM
A+

Enfamil
A+
Enfamil
Gentlease
Enfamil
H.A. Comfort
Premium
Enfamil
A.R. אנפמיל

AA
Enfamil
EnfaCare
Pregestimil
LIPIL
Enfamil
Prematuros
PREMIUM

Choco Milk
Lactum
Pre-School Milk
SUSTAGEN
School 6
A+
4

Mead Johnson Nutrition

Comprehensive Product Portfolio
Routine
Children’s
Specialty
Solutions
Meeting all pediatric nutritional needs
For routine feeding
For mild intolerance /
allergies
For children’s nutritional
supplementation
For prematurity, severe
intolerance, allergies
and metabolic disorders

Recommend Enfamil® PREMIUM™
with Triple Health Guard™
Clinically Proven
Triple Health Guard
Growth
Brain & Eye
Immune System

Mead Johnson Nutrition

13 Demand Creation Medical / Consumer / Retail

14 Portfolio of Stable Markets…

15 …With Strength in Emerging Markets MALAYSIA CHINA VIETNAM PHILIPPINES INDONESIA THAILAND PERU COLOMBIA BRAZIL VENEZUELA MEXICO RUSSIA INDIA

U.S. market share
1
stabilized in Q3 2009 by unit
U.S. Growth Strategy
Innovation
Toddler
Business
Consumer
Messaging
Medical / Retail
Strategy
1.  Nielsen Retail Audits for the 13 weeks ending October 24, 2009.
•
Investing at record levels
•
Message resonating with
consumers
•
Consumers responding
positively to innovations
•
Best-in-class execution in
hospitals and retail
•
Strengthened leadership in key
functions
Mead Johnson
4 Pillar
Growth
Strategy
3
4
1
2

China: Our 2
nd
Largest Market
1.  Excludes Hong Kong.
Mead Johnson in China
$322 MM
1
NET SALES
•
Launched operations
in 1994
•
EBIT break-even in 2000
•
Mead Johnson’s “best start in life”
brand message resonates with
parents
•
Systematic geographic expansion
into 100+ of the largest cities
•
Further expansion planned in mid-
tier cities
•
Strong operational capabilities
1995 1997 1999 2001 2003 2005 2007 2008

Other Growth Markets
•
6 of Mead Johnson’s top 10
markets
•
Success underpinned by market
growth and market share gains
Rest of Asia
Latin America
•
Investing behind momentum
•
Strong brand portfolio
•
Economic prospects and
demographic trends are favorable
2006 2007 2008
ASIA / LATIN AMERICA
NET SALES EX-CHINA
~$1.2 BN

Seed Opportunities
India
•
25 million annual births with
growing middle class
•
Complex, highly regulated market
•
Significant latent demand potential
•
Estimated 2009 $800 million
market
Russia
•
Concentrated population
•
Upper-middle-class Russian
mothers want Western brands
and listen to healthcare
professionals
•
Estimated 2009 $600 million
market
Source:  US Census (International Data), ERC.
MJN Approach
Replicate Proven Business Model
Bring Science-Based Nutrition to Markets
Build Scale
Systematic Expansion of Distribution Footprint

Enfagrow A+
Enfagrow A+
3
Enfakid A+

Enfamil
PREMIUM
LIPIL
NEW
Clinically Proven
Triple Health Guard
Growth
Brain & Eye
Immune System

Nutramigen
LIPIL

Enfagrow
PREMIUM
3

Enfagrow
Gentlease
NEXT STEP

Enfamil
RestFull
LIPIL

Enfalac
Premium
1
BETTER VALUE
Enfamil
PREMIUM

Mead Johnson Nutrition

Proven Leader in Innovation
Accelerating pace of innovation in 2009 – over 30 new products
Enfagrow with
Flavor Enhancement
Pouches for
Greater Value / Less Waste
Increased DHA and
Prebiotics / Fiber
Enfamil LIPIL with Prebiotics:
Triple Health Guard
Nutramigen LIPIL
with Probiotic LGG
Night Time Powder
for Hungry Babies
Enfagrow
Gentlease

Innovations Provide Tangible
Developmental Benefits
60
80
100
120
Control Enfamil
LIPIL
1.  Same formulation but without DHA and ARA.
2.  Defined as wheezing, asthma or atopic dermatitis.
0
20
40
60
Control Enfamil LIPIL
ALLERGIC MANIFESTATIONS IN FIRST THREE YEARS OF LIFE
2
Improved Vision
CONTROL
1
~20/40 VISION
ENFAMIL LIPIL ~20/28 VISION
Reduced Allergic Reaction
+7 pts
Improved Brain Development
55%
26%
1
1

100 Years of Product Quality
and Productivity
MJN SPRAY DRYER
AND PACKAGING
MJN GLOBAL
LIQUIDS
CONTRACT MJN
SPRAY DRYER
MJN
PACKAGING
THIRD-PARTY
PACKAGING
USA
MEXICO
BRAZIL
MALAYSIA
PHILIPPINES
CHINA
THAILAND
NETHERLANDS
AUSTRALIA
Highlights
Efficient and flexible
manufacturing process
Culture of productivity
Efficient use of capital
Quality embedded
throughout product life
cycle

Diverse and Experienced Leadership
Steve Golsby
President and CEO
MJN: 12 years
Career: 32 years
UK
Bill P’Pool
SVP, Gen. Counsel / Secretary
MJN: 5 years
Career: 19 years
USA
Charles Urbain
President, Asia / Europe
MJN: 13 years
Career: 26 years
South Africa
Pete Leemputte
SVP, CFO
MJN: 1 year
Career: 28 years
USA
Jeff Jobe
SVP, Supply Chain
MJN: 21 years
Career: 28 years
USA
Lynn Clark
SVP, Human Resources
MJN: 1 year
Career: 26 years
USA
Dirk Hondmann
SVP, R&D
MJN: 5 years
Career: 16 years
The Netherlands
Kasper Jakobsen
President, Americas
MJN: 11 years
Career: 21 years
Denmark

Financial Review
………...…………...…………………………

Compelling Financial Performance
$2,847
$2,541
$2,309
$1,500
$2,000
$2,500
$3,000
2006 2007 2008
$735
$645
$675
$500
$600
$700
$800
2006 2007 2008
1. Adjusted to exclude $36 million related to a number of operating model changes and delays in establishing new operating subsidiaries in Europe,
Mexico and Brazil in connection with Mead Johnson’s separation from BMS.
2. Adjusted to exclude $16 million impairment charge in 2006, $18 million bad debt expense in 2007 and $45 million in separation costs in 2008.  Excludes
$6 million related to a number of operating model changes and delays in establishing new operating subsidiaries in Europe, Mexico and Brazil in connection with Mead Johnson’s separation from BMS.
A consistent history of sales and profit growth
ADJUSTED NET SALES
1
ADJUSTED EBIT
2

         Note:  Nine-month results not audited.
1. Adjusted to exclude $25 million in 2008 related to operating model changes and delays in establishing new operating subsidiaries in Europe, Mexico and
       Brazil in connection with Mead Johnson’s separation from BMS.
2. Adjusted to exclude $14 million in separation costs in 2008 and $31 million in separation costs, $5 million in litigation costs, $10 million in severance costs,
       $12 million gain on sale of a non-strategic intangible asset and $10 million favorable patent settlement in 2009.  Excludes $2 million in 2008 related to operating model changes and delays in  establishing new operating subsidiaries in Europe, Mexico and Brazil in connection with Mead Johnson’s separation from BMS.
Before FX
After FX
Before FX
After FX
2009 September YTD Performance
Strong sales growth in emerging markets and lower commodity
costs driving profit improvement
ADJUSTED NET SALES
1
ADJUSTED EBIT
2
$2,112
$2,149
$2,240
$500
$1,000
$1,500
$2,000
$2,500
9M2008 9M2009
$668
$591
$573
$0
$200
$400
$600
$800
9M2008 9M2009

Constant Dollar Sales Growth
2005-2008
CAGR
4.2%
3.8%
Balanced growth over time between pricing and volume
9.0%
1.9%
3.2%
1.5%
1.7%
3.2%
3.4%
8.5%
10.7%
5.1%
6.6%
10.0%
2005
1
PRICE VOLUME
2006                               2007                               2008
1.  Adjusted to exclude the Adult Nutrition business, which was sold in 2004.  Volume growth was 7.3% on a reported basis.

28 Cost of Goods Sold Dairy accounts for about one-quarter of approximately $1 billion annual COGS Conversion and Other Dairy Agricultural Products Other Raw Materials Packaging

$0
$1
$2
$3
$4
$5
Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 08 Q2 08 Q3 08 Q4 08 Q1 09 Q2 09 Q3 09
50%
55%
60%
65%
70%
Dairy Prices and Gross Margin Trends
Note:  All data shown on a GAAP basis.  Nine-month results not audited.
1.  Weighted average for Oceania, Europe and North America non-fat / skim milk powder.
WEIGHTED GLOBAL MILK PRICES ON 6 MONTH LAG 1 ANNUAL MJN GROSS MARGIN
63.7%
63.2%
62.5%
65.5%

2004 2005 2006 2007 2008
Supply Chain Productivity
Productivity improvements contribute to our industry-leading margins
Target is 3% COGS
reduction each year
$30
$33
$32
$32
$37
ESTIMATED ANNUAL REDUCTION
IN COGS

Operating Expense Spending
A&P % OF NET SALES
13.4% 2009 YTD
12.8% 2008
12.4% 2007
SALES FORCE ADDITIONS
Investing in key emerging
markets, including China
and “seed” countries
R&D SPENDING
$73
$67
$62
$51
$43
2004 2005 2006 2007 2008
Investments for sustainable growth
Note:  All data shown on a GAAP basis.

Still to Come
•
Tax
•
IT
•
Back Office Accounting
•
Indirect Procurement
•
Installation of SAP
Platform
•
Replacement of BMS
Shared Services with IBM
Accomplished in 2009
•
Human Resources
•
Legal
•
Internal Audit
•
Treasury
•
Financial Controls and
Reporting
•
Investor Relations
•
Communications
Transition to Stand-Alone

• Fully repaid $1.74BN debt owed to BMS
• Refinanced at attractive rates
• Doubled average duration from 6 to 12
years
NOVEMBER DEBT REFINANCING
Pro Forma Capitalization
1. At September 30, 2009, Mead Johnson had cash and cash equivalents of $597 million.  As described in Mead Johnson’s registration statement on Form
S-4 filed with the SEC on November 16, 2009, Mead Johnson paid down $1,744 million of debt owed to BMS with proceeds of $1,483 million from a bond issuance, a $200 million draw on its revolver and $61 million cash on hand.
2. Consists of capital lease obligations and other debt.  Does not include pension liability of $102 million.
$200 Revolver
$1,500 Senior Unsecured Notes
$50 Other Debt
2
$ in Millions
Cash
1
$536
Debt:
Total Debt $1,750
Shareholders’ (Deficit) ($698)
Total Capitalization $1,052
9/30/09 Pro Forma Capitalization
Anticipate after-tax interest expense savings of about $0.07 to $0.09 per share in 2010, including fixed to floating rate swaps
CURRENT CAPITAL STRUCTURE
• $500MM of 5-year notes due in 2014
• $700MM of 10-year notes due in 2019
• $300MM of 30-year notes due in 2039
• $200MM revolver drawdown
($410MM total capacity)

Strong and Stable Free Cash Flow
$ in Millions
Net Earnings
1
Depreciation and Amortization
Change in Working Capital
Other
Net Cash from Operations
Capital Expenditures
Free Cash Flow
2007
$430
$51
($33)
$31
$479
($78)
$400
2008
$401
$52
$20
$16
$489
($81)
$408
2009
$343
$44
$47
($18)
$417
($59)
$357
2008
$354
$38
($18)
$10
$384
($51)
$333
September YTD
Full Year
            Note:  All data shown on a GAAP basis.  Nine-month results not audited.
            1.  Reflects interest expense of $43 million incurred by Mead Johnson & Company (“MJC”) in 2008 with respect to the $2,000 million intercompany note that MJC issued to
BMS in August 2008.  Does not reflect the effect of the restructuring of such intercompany note at the IPO date and the subsequent refinancing of the intercompany note by
MJN in November 2009 with the proceeds of (i) the issue by MJN of $500 million aggregate principal amount of 3.50% notes due 2014, $700 million aggregate principal amount of 4.90% notes due 2019 and $300 million aggregate principal amount of 5.90% notes due 2039 and (ii) the borrowing by MJN of $200 million under its revolving credit facility.  In November 2009, MJN also entered into interest rate swaps agreements with respect to $500 million in aggregate principal amount of 3.50% notes due 2014 and $200 million out of the $700 million aggregate principal amount of 4.90% notes due 2019.

35 Mead Johnson Strategy for Growth Market Share Gains Adjacencies New / Expanded Geographies Market Growth

QUALITY  & PRODUCTIVITY
GROWTH INDUSTRY LEADING BRANDS
GLOBAL REACH
INNOVATION PIPELINE EXPERIENCED LEADERSHIP
FINANCIAL PERFORMANCE
•
Global leader in pediatric nutrition, an attractive
growth industry
•
“Enfa” family of brands is the #1 global brand
franchise in pediatric nutrition
•
Leadership in emerging markets
•
Robust new product and innovation pipeline
•
100-year history of quality and productivity
•
Diverse and experienced management team
•
Industry-leading profitability and strong free cash
flow
Investment Highlights

37 Appendix

Reconciliation of GAAP to Non-GAAP
Year Ended December 31, 9 Months Ended September 30,
$ in millions 2006 2007 2008 2008 2009
Net Sales
GAAP $2,345 $2,576 $2,882 $2,175 $2,112
Adjustments:
Operating Model
1
(36) (36) (36) (25) 0
Adjusted Non-GAAP $2,309 $2,541 $2,847 $2,149 $2,112
Earnings Before Interest and Income Taxes (EBIT)
GAAP $635 $663 $696 $561 $567
Adjustments:
Operating Model
1
(6) (6) (6) (2) 0
Impairment Charge 16 0 0 0 0
Bad Debt Expense
2
0 18 0 0 0
Separation Costs
3
0 0 45 14 31
Litigation Costs 0 0 0 0 5
Severance Costs 0 0 0 0 10
Gain on Sale of an Intangible Asset 0 0 0 0 (12)
Favorable Patent Settlement 0 0 0 0 (10)
Adjusted Non-GAAP $645 $675 $735 $573 $591
        Note: Nine-month results not audited.
   1.  Reflects the combined effect of a number of operating model changes and delays in establishing new operating subsidiaries in Europe, Mexico and Brazil in connection with
MJN’s separation from BMS.  In Europe, MJN has transitioned to a third-party distributor model with BMS temporarily serving as MJN’s distributor.  In Mexico, MJN operates
MJN's business through a newly formed operating subsidiary that is expected to incur higher profit sharing costs than were allocated to MJN when MJN operated within BMS.
Furthermore, a BMS subsidiary currently leases to MJN’s Mexico operating subsidiary all of the property, plant and equipment at MJN’s manufacturing facility in Delicias under a 20-year lease that is treated as a capital lease.  In Brazil, MJN’s ability to operate as a standalone subsidiary was delayed until late in the third quarter of 2009 and, prior to that time, BMS distributed and recorded sales for MJN’s products, and MJN conducted marketing activities.  For more detail, please see “Management Discussion and Analysis of Financial Condition and Results of Operations of MJN” in MJN’s Prospectus dated November 16, 2009 included in MJN’s Registration Statement on Form S-4 filed with the
SEC on November 16, 2009.
       2.  Reflects a bad debt expense related to a distributor’s insolvency in Asia.
       3.  Reflects separation costs incurred in connection with Mead Johnson’s IPO, including costs relating to legal, accounting, systems implementation and consulting services.